SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date of Report: January 8, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the Registrant’s press release, dated January 8, 2007, entitled “Large Cable MSO Selects Scopus for Major Digital Cable Deployment Throughout India”.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: January 8, 2007

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Large Cable MSO Selects Scopus for Major Digital
Cable Deployment Throughout India

Tel Aviv: 8 January 2007: Scopus Video Networks (NASDAQ:SCOP), a provider of digital video networking products, today announced that a large cable MSO in India has selected Scopus’ broadcast platforms for several projects in connection with one of the first large scale Direct-To-Home digital cable service deployments. These several projects have an aggregate value of over 3 million dollars.

Mr. Eitan Koter, Scopus VP Sales stated: ” The Indian government’s new regulation requiring Cable MSOs in large metropolitan areas to move to digital video delivery as part of the digitization of TV is an important move towards the future, creating significant opportunities in India. These projects position us as an important digital video system provider in India”.

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.
For more information visit: www.scopus.net

Contacts:
Scopus' Corporate Contact - Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +972-54-498-5833, joshs@shumanpr.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to our ability to deploy additional Scopus broadcast platforms in India, enter into additional contracts with the cable MSO mentioned in this press release, and the effect of the new regulation in India on Scopus, the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions such as the one described here, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

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